FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For 16 March 2021

Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000

Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K, except for any information contained on any websites linked in this report, shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-251220) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

16 March 2021

NatWest Group plc

Update on FCA investigation into NatWest Group’s compliance with the Money Laundering Regulations 2007

The Financial Conduct Authority (“FCA”) has notified NatWest Group plc (“NatWest Group”) that it has commenced criminal proceedings against National Westminster Bank Plc for offences under regulation 45(1) of the Money Laundering Regulations 2007 (“MLR 2007”) for alleged failures to comply with regulations 8(1), 8(3) and 14(1) of the MLR 2007 between 11 November 2011 and 19 October 2016, arising from the handling of the accounts of a UK incorporated customer.

Since being notified of this investigation in July 2017, NatWest Group has disclosed that the FCA was undertaking an investigation into NatWest Group’s compliance with the MLR 2007. NatWest Group has been co-operating with the FCA’s investigation to date.

NatWest Group takes extremely seriously its responsibility to seek to prevent money laundering by third parties and accordingly has made significant, multi-year investments in its financial crime systems and controls.

For further information, please contact:

Investor Relations

Alexander Holcroft

Head of Investor Relations

+44 (0) 20 7672 1758

Communications

NatWest press office

+44 (0)131 523 4205

This announcement is released by NatWest Group and contains information that qualifies or may have qualified as inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) 596/2014 (MAR, including as it forms part of the law of the domestic law of the United Kingdom by virtue of the EU (Withdrawal) Act 2018), encompassing information relating to NatWest Group as described above. For the purposes of MAR and relevant implementing measures, this announcement is made by Alexander Holcroft, Head of Investor Relations for NatWest Group. The date and time of this announcement is 16 March 2021.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATWEST GROUP plc (Registrant)

Date:	March 16, 2021	By:	/s/ Gary Moore
			Name:	Gary Moore
			Title:	Assistant Secretary